GEORESOURCES, INC.
110 Cypress Station Drive, Suite 220
Houston, Texas 77090-1629
Telephone 281-537-9920

August 19, 2010

VIA EDGAR

Anne Nguyen Parker, Esq.
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:          GeoResources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 12, 2010

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2009.
Filed July 23, 2010

Form 10-Q for the Fiscal Quarter Ended March 31, 2010
Filed May 7, 2010

Form 10-Q for the Fiscal Quarter Ended June 30, 2010
Filed August 6, 2010

Proxy Statement on Schedule 14A
Filed April 28, 2010
File No. 000-08041

Dear Ms. Parker:

We received and reviewed your follow-up comment letter dated August 17, 2010, related to the above referenced filings.  For your ease of your reviewing reference, below are the comments of the Commission Staff (in bold) followed by our responses.

General

(1)
We remind you that we will not be able to accelerate the effectiveness of your outstanding post-effective amendment file number 333-155681 until you have cleared comment on your Form 10-K and related filings.

Response: We acknowledge the comment.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2009

Item 2. Properties
Preparation of Reserve Estimates, page 5

(2)
While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such “generally accepted petroleum engineering principles.”  With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles.  In the alternative, please remove this statement.

Response: We will file a second amendment to our 10-K for the year ended December 31, 2009, and remove the reference to generally accepted petroleum engineering principles.

Exhibit 99.2

(3)
We note your response to our prior comment 9 in our letter dated June 10, 2010 and the statement in the report of Cawley, Gillespie & Associates, Inc. that, “[a]ll reserve estimates represent our best judgment based on data available at the time of preparation, and assumptions as to future economic and regulatory conditions.” In future filings, please provide a third-party report that provides the statements required pursuant to Items 1202(a)(8)(iv) and (viii) of Regulation S-K.

Response: We will in the future provide a report from our third party reserve engineers that includes the statements required pursuant to Items 1202(a)(8)(iv) and (viii) of Regulation S-K.

We acknowledge:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding this letter, please contact the undersigned at 281.537.9920.

Very truly yours,
GeoResources, Inc.

By: /s/ Howard E. Ehler
             Howard E. Ehler, Chief Financial Officer